

File Number: 11502294

LLC

Certificate of Organization
OF
Dteckt, LLC

The undersigned person(s) do hereby adopt the following Certificate of Organization for the purpose of forming a Utah Limited Liability Company.

Article I

The name of the limited liability company is to be Dteckt, LLC

Article II

The purpose or purposes for which the company is organized is to engage in:
Monitoring of cybersecurity performance.

The Company shall further have unlimited power to engage in or to perform any and all lawful acts pertaining to the management of any lawful business as well as to engage in and to do any lawful act concerning any and all lawful business for which a Limited Liability Company may be organized under the Utah Limited Liability Company Act and any amendments thereto.

Article III

The Company shall continuously maintain an agent in the State of Utah for service of process who is an individual residing in said state. The name and address of the initial registered agent shall be:

(Registered Agent Name & Address)
Matthew DeVico
3599 S Wellington St
SLC, UT, 84106

State of Utah
Department of Commerce
Division of Corporations & Commercial Code

This certifies that this registration has been filed and approved on 25, October 2019 in the office of the Division and hereby issues this Certification thereof.

JASON STERZER
Division Director

Article IV

Name, Street address & Signature of all members/managers

Manager #1
Matthew DeVico
3599 S Wellington St
SLC, UT 84106
Matthew DeVico
Signature

DATED 25 October, 2019.

Article V

Management statement
This limited liability company will be managed by its Managers

Article VI

Records required to be kept at the principal office include, but are not limited to the following:

Article VI.1

A current list in alphabetical order of the full name
and address of each member and each manager.

Article VI.2

A copy of the stamped certificate of Organization
and all *certificates of amendments thereto.*

Article VI.3

Copies of all tax returns and financial statements
of the company for the three most recent years.

Article VI.4

A copy of the company's operating agreement and minutes of each meeting of members.

Article VII

The street address of the principal place of business is:

3599 S Wellington St
SLC, UT 84106

Article VIII

The duration of the company shall be perpetual

Under GRAMA {63-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, the business entity physical address may be provided rather than the residential or private address of any individual affiliated with the entity.